1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

January 4, 2017	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re:	CornerCap Group of Funds (the "Trust") (File No. 811-04581)

Ladies and Gentlemen:

We are submitting this correspondence to the U.S. Securities and Exchange Commission (the "Commission") on behalf of our client, the Trust, at the request of Ms. Lauren Hamilton of the Division of Investment Management, in response to comments received from Ms. Hamilton on October 27, 2016 in connection with a review of the Trust's Form N-CSR, filed electronically on May 19, 2016 ("Form N-CSR"). Set forth below are Ms. Hamilton's comments and the Trust's responses thereto.

Comment 1:
Please explain why the Gross Expenses listed under the Financial Highlights for the CornerCap Balanced Fund [the ("Balanced Fund")] in Form N-CSR is stated as 1.27% for the Year Ended March 31, 2016, but the Trust's Form N-1A, filed electronically on July 22, 2016 [("July Form N-1A")] states that the Total Annual Fund Operating Expenses for the Balanced Fund is 1.22%. We believe the July Form N-1A should have listed the Total Annual Fund Operating Expenses for the Balanced Fund as 1.29%.

Trust Response: The investment adviser of the Balanced Fund has a history of reducing the management fee and lowering the expense cap when, due to growth in assets, actual expenses fall below the Balanced Fund's then current expense cap. In the fiscal year ended May 31, 2016, two changes were made:  (1) the management fee for the Balanced Fund decreased from 1.00% to 0.90% in December 2015; and (2) the Balanced Fund's expense cap under its Expense Limitation Agreement was reduced as of April 2016 from 1.10% to 1.00%. The financial statements for the Balanced Fund, included in Form N-CSR, reflected the actual financial impact of these changes during the fiscal year ended May 31, 2016. However, the July Form N-1A reflects the Balanced Fund's most recent management fee and expense cap, as applied on a going forward basis and, as a result, differs from the Gross Expenses reflected in Form N-CSR.

Comment 2:
Please explain why the Gross Expenses listed under the Financial Highlights for the CornerCap Large/Mid-Cap Value Fund [the ("Large/Mid-Cap Fund")] in Form N-CSR is stated as 1.44% for the Year Ended March 31, 2016, but the July Form N-1A states that the Total Annual Fund Operating Expenses for the Large/Mid-Cap Fund is 1.30%.

Trust Response:  The investment adviser of the Large/Mid-Cap Fund has a history of reducing the management fee and lowering the expense cap when, due to growth in assets, actual expenses fall below the Large/Mid-Cap Fund's then current expense cap. In the fiscal year ended May 31, 2016, two changes were made:  (1) the management fee for the Large/Mid-Cap Fund decreased from 1.00% to 0.90% in December 2015; and (2) the Large/Mid-Cap Fund's expense cap under its Expense Limitation Agreement was reduced as of April 2016 from 1.20% to 1.00%. The financial statements for the Large/Mid-Cap Fund, included in Form N-CSR, reflected the actual financial impact of these changes during the fiscal year ended May 31, 2016. However, the July Form N-1A reflects the Large/Mid-Cap Fund's most recent management fee and expense cap, as applied  on a going forward basis and, as a result, differs from the Gross Expenses reflected in Form N-CSR.

Comment 3:
Please explain why the Gross Expenses listed under the Financial Highlights for the CornerCap Small-Cap Value Fund [the ("Small-Cap Fund")] in Form N-CSR is stated as 1.45% for the Year Ended March 31, 2016, but the July Form N-1A states that the Total Annual Fund Operating Expenses for the Large/Mid-Cap Fund is 1.30%.

Trust Response: The investment adviser of the Small-Cap Fund has a history of reducing the management fee when, due to growth in assets, actual expenses fall below the Small-Cap Fund's then current expense cap. In the fiscal year ended May 31, 2016, the management fee for the Small-Cap Fund decreased from 1.00% to 0.90%. The financial statements for the Small-Cap Fund, included in Form N-CSR, reflected the actual financial impact of this change during the  fiscal year ended May 31, 2016. However, the July Form N-1A reflects the Small-Cap Fund's most recent management fee, as applied on a going forward basis and, as a result, differs from the Gross Expenses reflected in Form N-CSR.

Comment 4:
Form N-CSR explains that the investment adviser of the Small-Cap Fund has contractually agreed to waive fees and reimburse the Small-Cap Fund so as to limit its operating expenses to 1.30%. However, the Small-Cap Fund's fee table include in the July Form N-1A does not include a description of such fee waiver. Please confirm that the Small-Cap Fund's fee table is being presented in accordance with Item 3(d)-(e) of the Instructions to Form N-1A.

Trust Response:  The Trust confirms that the investment adviser of the Small-Cap Fund has agreed to waive fees and reimburse the Small-Cap Fund for operating expenses that exceed 1.30%. The Trust will ensure that the Small-Cap Fund's fee table is being presented in accordance with Item 3(d)-(e) of the Instructions to Form N-1A in the future.

Comment 5:
Form N-CSR states that the Small-Cap Fund had 29.69% of its assets invested in the financial sector as of March 31, 2016. However, there is no risk factor provided with regards to sector concentration.

Trust Response:  The Trust confirms that the Small-Cap Fund does not typically concentrate its investments in the financial sector, and the Trust does not expect the Small-Cap Fund to be concentrated in the financial sector in the future.  Therefore, the Trust does not consider the disclosure of sector concentration risks to be necessary.

Additionally, at the time the Trust's Form N-CSR was being prepared, the Global Industry Classification Standard included real estate investment trusts ("REITs") in the financial sector, and therefore, the Small-Cap Fund's investments in REITs were described as such in the pie chart in question. However, REITs are no longer considered part of the financial sector and the Trust's disclosure with respect to investments in the financial sector will be further reduced as a result on a going forward basis.

Comment 6:	Please provide more detail in the "Performance" section of the "Manager's Report to Shareholders" in Form N-CSR, particularly describing what drove performance.

Trust Response:  The Trust confirms that, in the future, the Trust will provide more detail in the "Performance" section of the "Manager's Report to Shareholders" in Form N-CSR.

Comment 7:	The Table of Returns in Form N-CSR is current as of March 31, 2016, but please refer the reader to more recent information where available.

Trust Response:  The Trust confirms that, in the future, the Trust will direct the reader to more recent information where available with respect to the Table of Returns.

Comment 8:
According to the "Schedule of Investments" section in Form N-CSR, the Balanced Fund, the Large/Mid-Cap Fund, and the Small-Cap Fund (the "CornerCap Funds") invested in other investment funds, but the classes of shares in which the CornerCap Funds invested are not disclosed. If there are no classes of shares within the other investment funds, then please indicate this by providing "N/A" in the appropriate location.

Trust Response:  The Trust confirms that the investment funds in which the CornerCap Funds invested were exchange-traded funds, which do not offer multiple share classes.

Comment 9:	In the "Notes to Financial Statements" section,

(a) please confirm that there were not any trades executed pursuant to Rule 17a-7 [of the Investment Company Act of 1940]; or

(b) if there have been trades executed pursuant to Rule 17a-7, then
(i)  disclose the required information; and
(ii)	explain why the trades executed pursuant to Rule 17a-7 were not originally disclosed.

Trust Response:  The Trust confirms that the CornerCap Funds did not execute trades pursuant to Rule 17a-7.

Comment 10:	Make the investment objectives of the Balanced Fund and the Small-Cap Fund provided in Form N-CSR consistent with the investment objectives provided for the respective funds in Form N-1A.

Trust Response:  The Trust will revise the investment objectives of the Balanced Fund and the Small-Cap Fund provided in Form N-CSR to be consistent with the investment objectives provided for the respective funds in Form N-1A in the future.

Comment 11:	Do the expense limitation agreements for the CornerCap Funds subject expenses to recoupment?

Trust Response:  The Trust confirms that the expense limitation agreements for the CornerCap Funds do not permit recoupment of previously waived or reimbursed expenses.

*          *          *          *          *

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact Jeffrey Skinner at 336-607-7512 if you have any additional comments or questions.

Sincerely,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner